Edward S. Knight

Executive Vice President, General Counsel and Chief Regulatory Officer

The Nasdaq Stock Market, Inc.

One Liberty Plaza

New York, NY 10006

January 24, 2008

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington, DC 20549-4563

Attention:     Christian N. Windsor

Special Counsel

Re:     The Nasdaq Stock Market, Inc.

            Definitive Proxy Statement on Schedule 14A

            Filed April 20, 2007

            File No. 000-32651

Dear Mr. Windsor:

On behalf of The Nasdaq Stock Market, Inc. (“Nasdaq”), I am writing in reference to the comment letter dated January 14, 2008 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission relating to Nasdaq’s Definitive Proxy Statement on Schedule 14A for our annual meeting of stockholders held on May 23, 2007. The comment letter asks that Nasdaq provide a response to the letter by January 28, 2008, or inform the Staff of the date by which Nasdaq will respond. As previously discussed, we respectfully request an extension to respond to the comment letter by February 8, 2008.

If you have any questions about the foregoing, please contact me at (301) 978-8480.

Sincerely,

/s/ Edward S. Knight

Edward S. Knight

Executive Vice President, General Counsel and

Chief Regulatory Officer